Exhibit 99.23

Note to the reader

The monthly report on financial transactions provides an overview of the Québec government s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1) In March 2020, the World Health Organization declared a COVID-19 pandemic. This pandemic and the measures put in place to deal with it are constantly evolving and have significant impacts on the economy and the activities of the Québec government. The first impacts on the government’s financial situation will be reflected in the March 2020 results.

The Monthly Report on Financial Transactions at February 29, 2020 will be published on May 22, 2020.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	January			April to January
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Own-source revenue	7 200	7 431	231	74 997	76 840	1 843	2.5
Federal transfers	1 845	2 118	273	18 539	20 062	1 523	8.2
Consolidated revenue	9 045	9 549	504	93 536	96 902	3 366	3.6
Portfolio expenditures	-8 748	-9 244	-496	-78 393	-83 220	-4 827	6.2
Debt service	-681	-570	111	-7 303	-6 327	976	-13.4
Consolidated expenditure	-9 429	-9 814	-385	-85 696	-89 547	-3 851	4.5
SURPLUS (DEFICIT)(2)	-384	-265	119	7 840	7 355	-485	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-233	-325	-92	-2 580	-2 122	458	-
BUDGETARY BALANCE(3)	-617	-590	27	5 260	5 233	-27	-

CONSOLIDATED REVENUE

Own-source revenue

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	January			April to January
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Income and property taxes
Personal income tax	2 451	2 618	167	26 456	27 864	1 408	5.3
Contributions for health services	513	508	-5	5 426	5 474	48	0.9
Corporate taxes	674	633	-41	6 674	6 554	-120	-1.8
School property tax	144	129	-15	1 580	1 297	-283	-17.9
Consumption taxes	1 347	1 301	-46	17 969	18 909	940	5.2
Tax revenue	5 129	5 189	60	58 105	60 098	1 993	3.4
Duties and permits	348	333	-15	3 437	3 569	132	3.8
Miscellaneous revenue	878	1 050	172	9 354	9 460	106	1.1
Other own-source revenue	1 226	1 383	157	12 791	13 029	238	1.9
Total own-source revenue excluding revenue from government enterprises	6 355	6 572	217	70 896	73 127	2 231	3.1
Revenue from government enterprises	845	859	14	4 101	3 713	-388	-9.5
TOTAL	7 200	7 431	231	74 997	76 840	1 843	2.5

Federal transfers

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	January			April to January
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Equalization	978	1 094	116	9 777	10 937	1 160	11.9
Health transfers	500	540	40	5 257	5 397	140	2.7
Transfers for post-secondary education and other social programs	117	127	10	1 330	1 270	-60	-4.5
Other programs	250	357	107	2 175	2 458	283	13.0
TOTAL	1 845	2 118	273	18 539	20 062	1 523	8.2

CONSOLIDATED EXPENDITURE

At January 31, 2020, that is, for the first ten months of 2019-2020, consolidated expenditure totalled $89.5 billion. This represents an increase of $3.9 billion (4.5%) compared to the same period last year.

- The cumulative change in expenditure increased in January, owing in particular to higher expenditures in the Santé et Services sociaux and Famille portfolios.

Cumulative change in consolidated expenditure
(millions of dollars)
5,000
4,000
3,000
2,000
1,000
0
April and May
June
July
August
September
October
November
December
January
February
March

Expenditure in the **Éducation et Enseignement supérieur** portfolio increased by $779 million (4.1%) to $19.7 billion, mainly due to:

- a $510-million increase in school boards expenses, due in particular to the increase in the number of teachers, which resulted from an increase in the number of students, and the indexation of salary scales.

Expenditure in the **Santé et Services sociaux** portfolio increased by $2.1 billion (6.1%) to $37.1 billion, mainly due to:

- a $1.4-billion increase in spending by health and social services institutions, due in particular to an increase in the hours devoted to services to the population, drug costs, as well as to the indexation of salary scales and salary relativity for employed individuals as at April 1, 2019;
- a $468-million increase in expenditures by the Régie de l'assurance maladie du Québec, particularly for medical, pharmaceutical, optometric and dental services.

Expenditure in **other portfolios** increased by $1.9 billion (7.8%) to $26.4 billion, due in particular to:

- a $577-million increase in expenditure in the Famille portfolio, including $341 million for the increase in family allowance amounts, which mainly results from the increased assistance provided for second and third children, and $171 million due to the elimination, retroactive to January 1, 2019, of the additional contribution for childcare services;
- a $328-million increase in expenditures in the Transports portfolio, resulting in particular from the $260-million subsidy granted under the compensation program for holders of taxi owner's permits and the $85-million contributions for the Réseau express métropolitain;
- a $305-million increase in expenditure in the Sécurité publique portfolio resulting in particular from financial assistance following the spring 2019 floods.

Debt service expenditure decreased by $976 million (13.4%) to $6.3 billion, due in particular to accelerated debt repayment from the Generations Fund, lower interest rates and increased revenue from the Retirement Plans Sinking Fund, which are recorded as a deduction from debt service.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	January				April to January
	2019	(5)	2020	Change	2018-2019	(5)	2019-2020	Change	Change (%)
Éducation et Enseignement supérieur	2 253		2 292	39	18 900		19 679	779	4.1
Santé et Services sociaux	3 709		3 945	236	35 008		37 146	2 138	6.1
Other portfolios(6)	2 786		3 007	221	24 485		26 395	1 910	7.8
Portfolio expenditures	8 748		9 244	496	78 393		83 220	4 827	6.2
Debt service	681		570	-111	7 303		6 327	-976	-13.4
TOTAL	9 429		9 814	385	85 696		89 547	3 851	4.5

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April 2019 to January 2020, net financial surpluses amount to $5.2 billion and are mainly due to:

  the $7.4-billion surplus resulting from the difference between government revenues and expenditures;

  the $3.7-billion financial requirements for investments, loans and advances, including growth in the equity basis of government enterprises,(7) the increase in investments made through the Economic Development Fund and a $283-million investment in preferred shares of REM inc.;

  the $2.8-billion financial requirements for government capital investments resulting from $6.3 billion in investments, including $3.0 billion by health and social services and educational institutions, mainly to expand, build and redevelop infrastructure, and $2.1 billion by the Land Transportation Network Fund, principally to replace road infrastructure. These investments are partially offset by amortization expenses of $3.4 billion;(7)

  the $2.7-billion financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $7.9 billion, less the payment of government employees benefits of $5.3 billion;

  the $1.6-billion financial surplus for other accounts.(8)

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to January
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	7 840	7 355
Non-budgetary transactions
Investments, loans and advances	-2 940	-3 694
Capital investments	-1 909	-2 790
Retirement plans and other employee future benefits	2 161	2 721
Other accounts(8)	41	1 643
Total non-budgetary transactions	-2 647	-2 120
NET FINANCIAL SURPLUSES (REQUIREMENTS)	5 193	5 235

CHANGE IN THE BUDGETARY BALANCE IN 2019-2020

Results at January 31, 2020 showed a budgetary surplus of $5.2 billion for the first ten months of the year.

According to the Québec Budget Plan - March 2020, a budgetary balance of $1.9 billion is expected for 2019-2020. The decrease in the budgetary balance over the last two months of the fiscal year is due to:

  an anticipated slowdown in the growth of own-source revenue which, coupled with an anticipated acceleration in the growth of portfolio expenditures and the estimated losses on the CSeries investment, will contribute to reducing the surplus by $1.9 billion from February to March 2020;

  the initiatives announced in the fall 2019 Update on Québec’s Economic and Financial Situation, for which a balance of $457 million remains to be recorded;

  the targeted initiatives announced in the Québec Budget Plan - March 2020, which total $947 million in 2019-2020.

This surplus will vary according to the impact of the COVID-19 pandemic on Québec’s budgetary situation since last March and the support measures put in place by the government to deal with it.

  The next update of the budgetary balance for 2019-2020, scheduled at the time of the release of the preliminary results at March 31, 2020, will take these elements into account.

CHANGE IN THE BUDGETARY BALANCE FOR 2019-2020
(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT JANUARY 31, 2020(3)	5 233
UPCOMING RESULTS FOR FEBRUARY TO MARCH 2020
Results excluding initiatives
- Consolidated revenue	21 041
- Consolidated expenditure	-21 856
- Deposits of dedicated revenues in the Generations Fund	-511
- Estimated losses on the CSeries investment	-603
Subtotal	-1 929
Balance of the fall 2019 update’s initiatives to be completed	-457
Initiatives in the Québec Budget Plan - March 2020	-947
TOTAL	-3 333
PROJECTED BUDGETARY BALANCE(3) - BUDGET 2020-2021	1 900

APPENDIX 1: BUDGET FORECASTS - CHANGE SINCE THE MARCH 2019 BUDGET

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019		March 2020
	Budget	Adjustments	Budget	(9)	Change (%)	(10)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498	1 004	33 502		5.4
Contributions for health services	6 596	-3	6 593		3.7
Corporate taxes	8 516	196	8 712		-5.1
School property tax	1 553	3	1 556		-16.0
Consumption taxes	21 864	254	22 118		5.3
Tax revenue	71 027	1 454	72 481		3.3
Duties and permits	4 229	283	4 512		3.5
Miscellaneous revenue	10 680	480	11 160		-3.4
Other own-source revenue	14 909	763	15 672		-1.5
Total own-source revenue excluding revenue from government enterprises	85 936	2 217	88 153		2.4
Revenue from government enterprises	4 778	-85	4 693		-15.4
Total own-source revenue	90 714	2 132	92 846		1.3
Federal transfers	24 924	173	25 097		8.6
Total consolidated revenue	115 638	2 305	117 943		2.8
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	-24 436	-191	-24 627		6.7
Santé et Services sociaux	-45 433	56	-45 377		6.6
Other portfolios(6)	-34 169	-789	-34 958		8.9
Portfolio expenditures	-104 038	-924	-104 962		7.4
Debt service	-8 996	1 151	-7 845		-10.1
Total consolidated expenditure	-113 034	227	-112 807		6.0
Contingency reserve	-100	100	-		-
Estimated losses on the CSeries investment	-	-603	-603		-
SURPLUS (DEFICIT)(2)	2 504	2 029	4 533		-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-2 504	-129	-2 633		-
BUDGETARY BALANCE(3)	-	1 900	1 900		-

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	January			April to January
	2019	(5)	2020	2018-2019	(5)	2019-2020
Health and Social Services	3 613		3 864	34 205		36 313
Education and Culture	2 316		2 363	19 527		20 341
Economy and Environment	1 079		1 153	10 107		10 722
Support for Individuals and Families	1 097		1 238	8 631		9 282
Administration and Justice	643		626	5 923		6 562
TOTAL	8 748		9 244	78 393		83 220

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts considers the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April 2018 to January 2019, as illustrated in the table below.

CHANGES IN THE CONSOLIDATED RESULTS OF 2018-2019
(unaudited data, millions of dollars)
	April 2018 to January 2019
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				7 896
Revenue
Own-source revenue	3 574	428	-	4 002
Federal transfers	238	-	-53	185
Total revenue	3 812	428	-53	4 187
Expenditure
Portfolio expenditures	-3 976	-	-92	-4 068
Debt service	-175	-	-	-175
Total expenditure	-4 151	-	-92	-4 243
TOTAL ADJUSTMENTS	-339	428	-145	-56
RESTATED SURPLUS(2)				7 840
Deposits of dedicated revenues in the Generations Fund				-2 580
RESTATED BUDGETARY BALANCE(3)				5 260

In addition, certain figures for April 2018 to January 2019 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes
(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 201 8-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to consider the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)

The surpluses or financial requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(9)	The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.21 of the Québec Budget Plan - March 2020.
(10)	This is the annual change compared to actual results in 2018-2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.